SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/25/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1.582.887

8. SHARED VOTING POWER
428.714

9. SOLE DISPOSITIVE POWER
2,011,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,011,601

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.42%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed februsry 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on October 31, 2011 there were 21,356,023 shares of common stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,011,601 shares of CSP or 9.42% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 3/19/12 the following shares of CSP were purchased:

Date:		        Shares:		Price:
03/19/12		21,170		6.8300
03/20/12		8,285		6.8483
03/21/12		9,402		6.8500
03/22/12		1,817		6.8500
03/23/12		16,354		6.8800
03/26/12		10,100		6.9000
03/27/12		7,201		6.8999
03/28/12		9,634		6.9000
03/29/12		10,865		6.8893
03/30/12		1,275		6.8900
04/03/12		9,283		6.9300
04/09/12		300		6.9000
04/10/12		37,219		6.8763
04/12/12		100		6.9000
04/13/12		12,316		6.9189
04/16/12		25,842		6.9000
04/17/12		2,800		6.9000
04/18/12		2,000		6.9200
04/19/12		20,529		6.9186
04/20/12		2,079		6.9200
04/23/12		1,246		6.9200
04/25/12		6,468		6.9400

Sold:
4/27/12			2,900		6.9900





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/01/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos